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SEC Processing Section
MAR 28 2019
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68925

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lexington Park Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

390 N Orange Ave 23rd Floor
(No. and Street)

Orlando (City) FL (State) 32801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rajib Das
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNCS, Certified Public Accountants PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd. (Address) Woodbury, (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Rajib Das, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lexington Park Capital Markets, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # GG271650
EXPIRES: November 22, 2022
Bonded Thru Aaron Notary

Signature

Karen personally known

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Lexington Park Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lexington Park Capital Markets, LLC (the "Company") (a New York corporation), as of December 31, 2018 and the related statement of operations, changes in members' equity, and cash flows for the year ended December 31, 2018, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of Lexington Park Capital Markets, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession or Control Requirements under SEC Rule 15c3-3 as contained on pages 11 and 12, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession or Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
March 26, 2019

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Lexington Park Capital Markets, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	12,306
Fee Income Receivable		-
Prepaid Expenses		909
Total assets	$	13,215

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses		3,495
Total liabilities		3,495
Member's equity		9,720
Total liabilities and members' equity	$	13,215

See accompanying notes to financial statements

Lexington Park Capital Markets, LLC
Statement of Operations
For the Year Ended December 31, 2018

Revenue		
Advisory Fees	$	36,935
Total revenues		36,935
Expenses		
Consulting fees		10,000
Regulatory fees and expenses		5,417
Professional fees		13,698
Rent and Telephone		4,400
Bad debt expense		65,000
Other		885
Total expenses		99,400
Net Income (Loss)	$	(62,465)

See accompanying notes to financial statements

Lexington Park Capital Markets, LLC
Statement of Changes in Members Equity
For the Year Ended December 31, 2018

Member's Equity January 1, 2018	$	86,254
Net Income (Loss)		(62,465)
Member's Contributions		16,400
Distributions to members		(30,469)
Member's Equity December 31, 2018	$	9,720

See accompanying notes to financial statements

Lexington Park Capital Markets, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows provided by operating activities:		
Net Income (Loss)	$	(62,465)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (Decrease) in Cash Flows as a result of changes in asset and liability account balances:		
Decrease in fees income receivable		75,000
Decrease in prepaid expense		177
(Decrease) in accounts payable and accrued expenses		(5,505)
Net cash provided by operating activities		7,207
Cash flows provided by (used in) financing activities		
Capital Contirbutions		16,400
Distributions to member		(30,469)
Net Cash (used in) financing activities		(14,069)
Net decrease in cash and cash equivalents		(6,862)
Cash, beginning of year		19,168
Cash, end of year	$	12,306

See accompanying notes to financial statements

(1) Organization

Lexington Park Capital Markets, LLC, ("the Company"), is a wholly owned subsidiary of Lexington Park Group, LLC. Founded in 2011 under the laws of Delaware, the Company is knowledge-based investment firm with the business objective of creating long-term added value for its clients.

Lexington Park Capital Markets, LLC. is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and SIPC. The company does not clear securities transactions or carry customer accounts on a fully disclosed basis.

Lexington Park Capital Markets has been formed to provide private placement services to middle market companies and has developed structured programs for arranging financings and effecting M&A transactions. Lexington Park Capital Markets expects that 50%-60% of its business will be related to M&A representation, with the remaining 40%-50% related to arranging financings. The Company earns service fees as marketing and sales representative with respect to soliciting prospective investors on behalf of clients.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

The following is a summary of the significant accounting policies followed by the Company.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments with maturities of three months or less, at the time of purchase, to be cash and cash equivalents.

The Company maintains its cash in bank account at a highly credit quality financial institution. The balances at times may exceed federally insured limits of $ 250,000.

(c) Accounts Receivable

Accounts receivable is stated at its net realizable value, which represents the account balance less an allowance for balances not partially or fully collectable. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt.

(d) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

(e) Fair Value of Financial Instruments (continued)

At December 31, 2018, the Company's cash equivalent include only "Cash In Bank" is valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

(f) Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2018.

(g) Prepaid Expenses

In December the Firm paid its 2019 registration fees of $909 to FINRA

(*h*) Concentration, Risk and Credit Risk

During the Year End December 31, 2018 the Company derived approximately 100% of revenues from one customer. The account is an affiliated entity.

The company maintains a bank account at one financial institution. The account balance is insured by the Federal Deposit Corporation (FDIC). The balances have not exceeded federally insured limits of $250,000 during the year ended December 31, 2018.

(i) Revenue Recognition

The Company recognizes revenue when services have been rendered and earned. For capital raisings, earned typically means funds have been received by the Company's client. For advisories, revenue is recognized when the Company has completed its work pursuant to the engagement letter and/or the transaction has been completed.

The Company earns revenue from investment banking and consulting in accordance with the provision of the respective agreements. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion. There was no fee income receivable at December 31, 2018. The balance of the fee receivable at year end December 31, 2017 was written off as uncollectible.

(3) Related Party Transactions

During 2018, the Company incurred costs of $4,400 for the sublease of the two offices to Lexington Park Advisors, LLC. Rajib Das, the 100% Partner of Lexington Park Group, LLC., the parent entity of this Broker Dealer, is also 100% Partner of Lexington Park Advisors, LLC. The rent was treated as a contribution from the Partner on the books of the Company.

(4) Commitments and Contingencies

As of September 2018, the Company amended the sub-lease agreement with Lexington Park Advisors, LLC to $100.00 a month. The sub lease is on a month to month basis with no expiration date, therefore no minimum lease payments are disclosed.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had et capital of $8,881 which was $3,811 in excess of its required net capital of $5,000.Aggregate indebtedness was $3,495.The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .3967 to 1

(6) New Accounting Pronouncements

In 2018, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2018.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

(7) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through March 26, 2018.

Lexington Capital Markets, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

Net capital computation:

Total Members' Equity	$	9,720
Deductions on non-allowable assets		
Non-allowable assets:		
Prepaid Expenses		909
Total non-allowable assets		909
Net capital		8,811
Required Minimum Net Capital		5,000
Excess Net Capital	$	3,811

Reconciliation:

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	3,495
Ratio of aggregate indebtedness to net capital		.3967 to 1

Net capital, per unaudited December 31, 2018 FOCUS report, as filed	$	8,811
Net audit adjustments		-
Net capital, per December 31, 2018 audited report, as filed	$	8,811

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation of net capital per the FOCUS report as reported . on the Company's unaudited Form X-17A-5 Part IIA filing at December31, 2018.

Lexington Park Capital Markets, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) .

Therefore, the following reports are not presented:

a. Computation for Determination of Reserve Requirement under Rule 15c3-3.

b. Information relating to the Possession or Control Requirements under Rule 15c3-3 included in the FOCUS Form X-17a-5 Part II, as filed by the Company on March 26, 2018.

Lexington Park Capital Markets, LLC

Exemption Report

I, as the sole member of management of Lexington Park Capital Markets, LLC (the Company) am responsible for complying with 17 C.F.R. §240.17a-5: " Reports to be made by certain brokers and dealers" and complying with 17 C.F.R.§ 240.15c3-3 (exemption provision pursuant to Paragraph (k)(2)(i). I have preformed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i), and
(2) I met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year 12/31/2018 without exception.

I, Rajib Das, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

X [signature]

Rajib Das
President

March 26, 2018

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Lexington Park Capital Markets, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Lexington Park Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lexington Park Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Lexington Park Capital Markets, LLC stated that Lexington Park Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lexington Park Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lexington Park Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

March 26, 2019

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM